中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref: BS(2007)076(JL) File No.82-34675

4 June 2007 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUN -6 A 8:32

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 May 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

07024160

Jacqueline Lee
Assistant Company Secretary

6/7

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	04/06/2007	09:20:46	Submitted By	02388P03
Date/Time Approved	04/06/2007	09:20:47	Approved By	02388P02
Submission No.	EBIS-070601-00009		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited		
Your Capacity				
Announcement Category	Unvetted		Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung			
Contact No.	2846 2700			

For the month ended : 31/05/2007

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited		
Contact Person	Jason C.W. Yeung			
Contact Telephone No.	2846 2700		Date submitted	04/06/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

✓ Ordinary shares	Preference shares
Equity Warrants	Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388		Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :			Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code :			Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :			Description :	
	No. of Shares		Par Value	Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom
						Ordinary (1) Ordinary (2) Preference Other Class

Total Exercised Money During the Month HKD

Equity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1. ( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2. ( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3. ( ) Stock Code	HKD				Ordinary (1) Ordinary (2) Preference

Subscription Price HKD				Other Class
4.	HKD			
( )				Ordinary (1)
				Ordinary (2)
Stock Code				Preference
Subscription Price HKD				Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
					Ordinary (1)
Stock Code					Ordinary (2)
Subscription Price HKD					Preference
					Other Class
2.	HKD				
					Ordinary (1)
Stock Code					Ordinary (2)
Subscription Price HKD					Preference
					Other Class
3.	HKD				
					Ordinary (1)
Stock Code					Ordinary (2)
Subscription Price HKD					Preference
					Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1)

			( ) Ordinary (2) Preference Other Class
5. Bonus Issue		Issue and allotment Date : (dd/mm/yyyy)	(o) Ordinary (1) ( ) Ordinary (2) Preference Other Class
6. Repurchase of share		Cancellation Date: (dd/mm/yyyy)	(o) Ordinary (1) Ordinary (2) Preference Other Class
7. Redemption of share		Redemption Date: (dd/mm/yyyy)	(o) Ordinary (1) Ordinary (2) Preference ( ) Other Class
8. Other (Please specify)	At Price : HKD	Issue and allotment date	(o) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)119(JL)

30 May 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents filed with the Companies Registry by BOC Hong Kong (Holdings) Limited in Hong Kong in relation to the appointment of two new Board members for your attention:

1. Form D2A regarding the appointment of Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin as Directors of the Company; and

2. Two sets of Forms D3 regarding consent to act as the Directors from Mr. Lee Raymond Wing Hung and Mr. Gao Yingxin.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

公司註冊處
Companies Registry

(Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 770009

1 公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

2 更改詳情 Details of Change

A 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

RECEIVED
2011 JUL -6 A 8:32

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)

(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	李永鴻
英文姓名 Name in English	姓氏 Surname: Lee; 名字 Other Names: Raymond Wing Hung
前用姓名 Previous Names	(Nil)
別名 Alias	(Nil)
(註 Note 13) 住址 Residential Address	7A, Faber Court, 29 Tai Tam Road, Hong Kong; 國家 Country: N/A
(註 Note 14) 電郵地址 E-mail Address	(Nil)

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E256886(5)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: (Nil); 號碼 Number: (Nil)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
25	05	2007

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)

(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment** 日 DD 月 MM 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事 ☐ 是 Yes
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes (Nil) **Continuation Sheet(s) A,** 1 **Continuation Sheet(s) B and** (Nil) **Continuation Sheet(s) C.**

簽署 Signed :

姓名 Name : Jason C.W. Yeung 日期 Date : 25 May 2007

~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

'CSA' by P & L Associates, Hong Kong (D2a.Frm)

表格 Form **D2A**

(續頁 B Continuation Sheet B)

公司編號 Company Number

770009

獲委任的個人秘書／董事的資料 (第 2B 項)

Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity

☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	高迎欣	
英文姓名 Name in English	Gao	Yingxin
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	(Nil)	
別名 Alias	(Nil)	
(註 Note 13) 住址 Residential Address	Flat A, 15/F, Block 12, Braemar Hill Mansions, 37 Braemar Hill Road, North Point, Hong Kong	國家 Country: N/A
(註 Note 14) 電郵地址 E-mail Address	(Nil)	

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R292450(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
25	05	2007

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事

Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☑ 否 No

公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number

770009

公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

本人 I, 高迎欣 Gao Yingxin 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，
Director

☐ 候補董事，
Alternate Director

代替 Alternate to
N/A

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
25	05	2007

，並確認本人已年滿十八歲。
, and confirm that I have attained the age of 18 years.

簽署 Signed :

日期 Date : 25 May 2007
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700 傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form D3

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 770009

公司名稱 Company Name

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

本人 I, 李永鴻 Lee Raymond Wing Hung (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director　代替 Alternate to: N/A

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
25	05	2007

，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 25 May 2007
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: BOC Hong Kong (Holdings) Limited

地址 Address: 52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

電話 Tel: 2846 2700　傳真 Fax: 2810 5830

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

File No.82-34675

Our Ref : BS(2007)108(JL)

28 May 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the announcement on appointment of Executive Directors issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 25 May 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

File No. 82-34675

South China Morning Post

Date : 28 May 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

90 1917-2007 服務香港 共建未來 COMMITTED TO BUILDING A BETTER TOMORROW

ANNOUNCEMENT

Appointment of Executive Directors

The Board of Directors of the Company is pleased to announce the appointment of Mr. Lee Raymond Wing Hung (李永鴻) and Mr. Gao Yingxin (高迎欣) as Executive Directors of the Company, both with effect from 25 May 2007.

The Board of Directors (the "Board") of the Company is pleased to announce that Mr. Lee Raymond Wing Hung (李永鴻) and Mr. Gao Yingxin (高迎欣) have been appointed as Executive Directors of the Company and Bank of China (Hong Kong) Limited (the "Bank"), the Company's principal operating subsidiary, all with effect from 25 May 2007. The Board takes this opportunity to welcome Mr. Lee and Mr. Gao to join the Board.

Mr. Lee Raymond Wing Hung(李永鴻), aged 58, joined BOC Hong Kong Group in June 2004 and is currently the Chief Financial Officer of the Group. Mr. Lee is also a director of BOC Credit Card (International) Limited. Mr. Lee is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. He has over 30 years' of extensive international banking experience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a director, alternate chief executive and managing director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a director and chief executive of the Hong Kong Chinese Bank from 1999 to 2002. He was seconded by the Bank of New York in 1992 to serve as a director and alternate chief executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang Bank, Mr. Lee was concurrently a senior vice president and managing director of the Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.

Mr. Gao Yingxin(高迎欣), aged 44, joined BOC Hong Kong Group in February 2005 and is currently the Deputy Chief Executive in charge of Corporate Banking and Financial Institutions, Product Management, Global Markets and China Business. Mr. Gao is also a director of Bank of China Group Insurance Company Limited and BOC International (China) Limited. Before joining BOC Hong Kong Group, he was president and chief operating officer of BOC International Holdings Limited. Mr. Gao joined BOC Group in 1986 where he began working on financing projects for various industries at BOC's Head Office in Beijing. In 1999, he became general manager of Corporate Banking at BOC Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the mainland of China. He was also in charge of BOC's major financing projects. From 1995 to 1996, he worked for the Finance Department of Northern Telecom (Nortel) Head Office in Canada. Mr. Gao graduated from the East China University of Science and Technology in Shanghai with a master's degree in engineering in 1986.

The appointment of Mr. Lee and Mr. Gao as Directors of the Company is not for any specific length. Both of them are subject to retirement and election at the Company's annual general meeting in 2008 (thereafter retirement by rotation and re-election at the Company's annual general meetings not less than once every three years) in accordance with the Company's Articles of Association. Neither Mr. Lee nor Mr. Gao has entered into any service contract with the Company.

As a Director, Mr. Lee and Mr. Gao are entitled to receive a Director's fee of HK$200,000 per annum from the Company. The level of such fee was determined with reference to the duties and responsibilities with the Company and prevailing market conditions, and was approved by the shareholders at a previous general meeting of the Company.

As a member of the Group's senior management, both Mr. Lee and Mr. Gao have entered into employment contracts with the Bank. Mr. Lee's and Mr. Gao's emoluments as senior management members of the Group are determined in accordance with the Group's remuneration policy taking into account their duties and responsibilities within the Group, the Group's performance and profitability and the market conditions, and are reviewed and approved by the Nomination and Remuneration Committee of the Board in accordance with its Mandate. Pursuant to their employment contracts with the Bank, Mr. Lee and Mr. Gao are entitled to receive total cash compensation (including basic salary, housing allowance, and contractual bonus) from the Group of approximately HK$5.67 million and HK$3.27 million respectively in connection with year 2007. On top of the aforesaid, discretionary bonus may be payable to Mr. Lee and Mr. Gao by reference to individual performance and overall performance of the Group.

Neither Mr. Lee nor Mr. Gao has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and they are not related to any directors, senior management or substantial or controlling shareholders of the Company. Save as disclosed above and as at the date of this announcement, Mr. Lee and Mr. Gao do not hold any position with the Company or any of its subsidiaries. Further, there is nothing which needs to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders in connection with Mr. Lee's or Mr. Gao's appointment.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 25 May 2007

As at the date hereof, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

Our Ref : BS(2007)105(JL) File No.82-34675

25 May 2007 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 25 May 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

South China Morning Post

Date : 25 May 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007

ANNOUNCEMENT

Voting Results of Annual General Meeting held on 23 May 2007

The Board of Directors of the Company is pleased to announce the voting results of the Annual General Meeting (the "AGM") of the Company held on Wednesday, 23 May 2007 at Room 201, Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong. The AGM was chaired by Mr. Xiao Gang, the Chairman of the Company. As stated in the notice of the AGM dated 20 April 2007, all the proposed resolutions at the AGM were voted on by poll. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed by the Company as the scrutineer for the vote-taking at the AGM.

The number of issued shares of the Company as at the date of the AGM was 10,572,780,266 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. Shareholders and authorised proxies holding an aggregate of 10,306,774,598 shares, representing 97.48% of the total issued share capital of the Company were present at the AGM.

All resolutions at the AGM were approved by the shareholders. The poll voting results in respect of each resolution proposed at the AGM were as follows:

	Resolutions	No. of Votes (%) For	No. of Votes (%) Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31 December 2006.	8,137,459,931 (99.9967%)	266,000 (0.0033%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK$0.447 per share for the year ended 31 December 2006.	8,320,977,210 (100.0000%)	500 (0.0000%)*
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3.(a)	To re-elect Mr. SUN Changji as a Director of the Company.	8,317,417,810 (99.9681%)	2,651,400 (0.0319%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(b)	To re-elect Mr. HUA Qingshan as a Director of the Company.	8,318,035,310 (99.9756%)	2,033,900 (0.0244%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(c)	To re-elect Mr. ZHOU Zaiqun as a Director of the Company.	8,286,014,810 (99.9526%)	3,931,400 (0.0474%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(d)	To re-elect Mr. TUNG Chee Chen as a Director of the Company.	8,317,723,710 (99.9604%)	3,298,500 (0.0396%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
(e)	To re-elect Mdm. YANG Linda Tsao as a Director of the Company.	8,318,948,210 (99.9751%)	2,068,000 (0.0249%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.	8,319,726,710 (99.9844%)	1,295,000 (0.0156%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.	7,472,296,501 (89.7950%)	849,213,209 (10.2050%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.	8,321,390,710 (99.9986%)	119,000 (0.0014%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.	7,164,367,501 (86.0946%)	1,157,142,209 (13.9054%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

* *As the number of shares cast against this resolution was minimal, the percentage of votes cast against this resolution was zero percent (0.0000%) after taking 4 decimal points.*

Shareholders may refer to the Circular dated 20 April 2007 for details of the above resolutions. The Circular may be viewed and downloaded from the Company's website at www.bochk.com or the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

The final dividend of HK$0.447 per share for the year ended 31 December 2006 will be paid on Wednesday, 30 May 2007 to shareholders whose names appeared on the Register of Members of the Company on Tuesday, 22 May 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 23 May 2007

As at the date hereof, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

END